
14048703

SECURITIES A[illegible]
Wa[illegible]

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AD 3/19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8 - 52491~~ 8-47433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tejas Securities Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8226 Bee Caves Road
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Cuckler (512) 306-5264
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Michael L. Cuckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tejas Securities Group, Inc.**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer
Title

Notary Public

RACHEL HELENE CHASTAIN
MY COMMISSION EXPIRES
November 14, 2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tejas Securities Group, Inc.

(A Wholly Owned Subsidiary of Westech Capital Corp.)

Financial Statements and Supplemental Schedule
(With Independent Auditor's Reports Thereon)

December 31, 2013 and 2012

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Westech Capital Corp.)
Index to Financial Statements and Supplemental Schedule

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition as of December 31, 2013 and 2012	3
Statements of Operations for the Years Ended December 31, 2013 and 2012	4
Statements of Shareholder's Equity for the Years Ended December 31, 2013 and 2012	5
Statements of Cash Flows for the Years Ended December 31, 2013 and 2012	6
Notes to Financial Statements	7
Supplemental Schedule:	
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013	19
Other Information with Report of Independent Auditors:	
Independent Auditors' Report on Internal Control	20
Independent Accountants' Report on Applying Agreed-Upon Procedures Regarding Form SIPC-7	22
Schedule of Assessment Payments on Form SIPC-7 as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission	23



CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statements of financial condition of Tejas Securities Group, Inc. (a wholly owned subsidiary of Westech Capital Corp.) (the "Company") as of December 31, 2013 and 2012, and the related statements of operations, shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 13 to the financial statements, the Company, its parent, Westech Capital Corp., and other related parties are involved in several pending arbitration, litigation and regulatory matters for which the outcome and resulting impact to the Company's operations is uncertain. The financial statements do not include any adjustments that might result from these matters. Our opinion is not modified with respect to this matter.



Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2014

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Westech Capital Corp.)
Statements of Financial Condition
December 31, 2013 and 2012

Assets	**2013**	**2012**
Cash and cash equivalents	$ 692,035	$ 795,013
Receivable from clearing organization, net	2,052,610	2,109,796
Receivables from employees	-	539,822
Receivable from parent	1,867,852	453,316
Securities owned, at fair value	105,418	573,502
Property and equipment, net	153,496	187,932
Other assets	212,279	331,787
Total assets	$ 5,083,690	$ 4,991,168
Liabilities and Shareholder's Equity		
Accounts payable, accrued expenses and other liabilities	$ 1,606,274	$ 2,016,456
Securities sold, not yet purchased, at fair value	2,810	179,599
Total liabilities	1,609,084	2,196,055
Commitments and contingencies (Note 13)		
Shareholder's equity:		
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock, no par value, 10,000,000 shares authorized, 5,828,888 shares issued and 5,799,055 outstanding at December 31, 2013 and 2012	2,295,674	2,295,674
Additional paid in capital	19,450,729	19,419,832
Accumulated deficit	(18,264,464)	(18,913,060)
Treasury stock, at cost, 29,833 shares	(7,333)	(7,333)
Total shareholder's equity	3,474,606	2,795,113
Total liabilities and shareholder's equity	$ 5,083,690	$ 4,991,168

See accompanying notes to the financial statements and independent auditors' report.

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Westech Capital Corp.)
Statements of Operations
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenue:		
Commissions from agency transactions	$ 1,228,989	$ 1,947,146
Commissions from principal transactions	16,273,888	14,708,622
Investment banking revenue	17,500	104,807
Net dealer inventory and investment revenue, net of trading interest expense of $16,697 and $4,617, respectively	3,576,139	5,848,021
Other revenue	34,464	154,388
Total revenue	21,130,980	22,762,984
Expenses:		
Commissions, employee compensation and benefits	14,955,858	17,244,641
Clearing and floor brokerage	668,324	1,076,453
Communications and occupancy	3,231,764	3,746,564
Professional fees	441,732	862,189
Interest	7,019	1,142
Other	1,176,102	2,738,836
Total expenses	20,480,799	25,669,825
Income (loss) before income tax expense	650,181	(2,906,841)
Income tax expense	1,585	2,126
Net income (loss)	$ 648,596	$ (2,908,967)

See accompanying notes to the financial statements and independent auditors' report.

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Westech Capital Corp.)
Statements of Shareholder's Equity
For the Years Ended December 31, 2013 and 2012

	Shares Outstanding						
	Treasury Shares	Common Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total
Balance at December 31, 2011	29,833	5,799,055	$ 2,295,674	$ 19,291,164	$ (16,004,093)	$ (7,333)	$ 5,575,412
Share-based compensation	-	-	-	128,668	-	-	128,668
Net loss	-	-	-	-	(2,908,967)	-	(2,908,967)
Balance at December 31, 2012	29,833	5,799,055	2,295,674	19,419,832	(18,913,060)	(7,333)	2,795,113
Share-based compensation	-	-	-	30,897	-	-	30,897
Net income	-	-	-	-	648,596	-	648,596
Balance at December 31, 2013	29,833	5,799,055	$ 2,295,674	$ 19,450,729	$ (18,264,464)	$ (7,333)	$ 3,474,606

See accompanying notes to the financial statements and independent auditors' report.

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Westech Capital Corp.)
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ 648,596	$ (2,908,967)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Forgiveness of employee loans	416,667	-
Depreciation expense	34,436	53,524
Share-based compensation expense	30,897	128,668
Changes in operating assets and liabilities:		
Receivable from clearing organization	57,186	614,121
Receivables from employees	123,155	63,096
Receivable from parent	(1,414,536)	(453,316)
Securities owned, at fair value	468,084	4,493,764
Other assets	119,508	203,312
Accounts payable, accrued expenses and other liabilities	(410,182)	(277,571)
Securities sold, not yet purchased	(176,789)	(2,032,090)
Net cash used in operating activities	(102,978)	(115,459)
Cash flows from investing activities:		
Acquisitions of property and equipment	-	(59,522)
Net cash used in investing activities	-	(59,522)
Cash flows from financing activities:	-	-
Net change in cash and cash equivalents	(102,978)	(174,981)
Cash and cash equivalents at beginning of year	795,013	969,994
Cash and cash equivalents at end of year	$ 692,035	$ 795,013
Supplemental disclosures of cash flow information:		
Cash paid (refunded) for state income taxes	$ 14,861	$ (1,615)
Cash paid for interest	$ 7,310	$ 5,759

See accompanying notes to the financial statements and independent auditors' report.

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Company") is a wholly owned subsidiary of Westech Capital Corp., a Delaware corporation ("Westech", formerly Tejas Incorporated). The Company was incorporated on March 2, 1994 under the laws of the State of Texas. The Company is primarily engaged in securities brokerage, investment banking and trading activities for customers throughout the United States. The Company's headquarters are located in Austin, Texas. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared through other broker-dealers, including its clearing organization, Penson Financial Services, Inc., on a fully disclosed basis. These broker-dealers have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and to perform all services customarily incident thereto. As a result, the Company is exempt from SEC Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The Company is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued at the discretion of the Board of Directors who will determine the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions on any issuances.

Order of Status Quo

As discussed in Note 13, in August 2013, one of Westech's shareholders and former chairman of the board of directors (the "Plaintiff") initiated an action (the "Action") in the Delaware Court of Chancery (the "Court") against the incumbent members of Westech's board of directors (the "Defendants"). The Court issued an Order of Status Quo (the "Order") on September 3, 2013 ordering that during the pendency of the Action, the Defendants shall serve as the board of directors of Westech, and no action shall be taken by Westech or its subsidiary, the Company, that is not in accordance with the Order without ten days prior notice to the Court and all parties to the Action. The Order establishes the Defendants as Westech's directors and grants them authority to cause Westech, in its capacity as the sole shareholder of the Company, to take all actions permitted to be taken by a shareholder under applicable law, including appointing the directors of the Company. This Order was in effect from the period of September 3, 2013 through the date of the issuance of these financial statements.

The Order prohibits the Defendants and management of Westech and the Company to spend or transfer any funds or other property interests of Westech or the Company except in the ordinary course of business. Ordinary course of business expenditures of Westech and the Company include the following: 1) employee payroll payments, including contractually determined and agreed-upon earned bonuses and commissions of employees, provided, however that no bonus or commission payments of any kind in excess of, as measured on a monthly basis, one-sixth of comparable bonuses or commissions earned over the preceding six-month period to the Defendants or any officers of Westech; 2) ordinary course expenses, including communications and occupancy expenses; 3) other routine accounts payable; and 4) commercially reasonable professional fees to consultants and attorneys in connection with Westech's and the Company's ongoing investigations by the SEC and FINRA (Note 13) or general corporate counsel fees.

The Order prohibits the Defendants and management of Westech and the Company to take the following actions: 1) enter into any agreement, other than a non-disclosure agreement, with respect to a merger, tender offer, restructuring or recapitalization of Westech or the Company; 2) incurring any debt on behalf of Westech or the Company; 3) undertaking, authorizing or directing any action to cause the dissolution, liquidation, winding-up, or sale of all or substantially all of the assets of Westech or the Company; 4) issuing any securities or ownership interests of Westech or the Company; 5) declaring any dividends or distributions with respect to the capital stock of Westech or the Company; or 6) acting by written consent of the stockholders of Westech or the Company.

Going Concern Consideration
Given the uncertainties surrounding the pending Action, arbitration and legal matters discussed previously and in Note 13, management is unable to predict whether the Company will be able to continue to operate under the current business plan. These factors, among others, indicate that the Company may be unable to continue as a going concern for the next twelve months. These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In recent years, the Company has sustained losses and negative cash flows from operations resulting in an accumulated deficit of $18,264,464. The Company also has a net capital requirement of $250,000 and had net capital of $1,219,826 at December 31, 2013. The Company's ability to meet its obligations, including maintenance of its minimum net capital requirement, in the ordinary course of business is dependent upon its ability to satisfactorily resolve the pending Action, arbitrations and legal matters and to continue profitable operations or raise additional capital through contributions from its parent through equity financing or other sources of financing.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") whereby revenues are recognized in the period earned and expenses in the period incurred.

(b) Revenue Recognition
Agency commission revenues and related expenses from customer security transactions are recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenues. The related expenses are also recorded on a trade date basis. Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter, financial advisor or agent. Investment banking revenue also includes fees earned from providing merger and acquisition advice, and other advisory services. Investment banking management fees are recorded at the offering date,

sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the revenues earned are reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Company periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are recorded at their intrinsic values at the time the engagement is completed, and are included in investment banking revenue. The Company may distribute such equity securities to its employees or to Westech, either through compensation agreements or by sale or dividend to Westech, at their intrinsic value.

(c) ***Date of Management Review***
The Company's management has evaluated subsequent events through February 28, 2014, the date the financial statements were issued.

(d) ***Cash and Cash Equivalents***
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) ***Securities Owned and Securities Sold, Not Yet Purchased***
Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are valued based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are valued based on management's best estimate, which may include dealer price quotations and price quotations for similar instruments traded. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value (see Note 6). The difference between cost and fair value has been included in net dealer inventory and investment revenue in the accompanying statements of financial position and operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value in periods where there is limited ability to trade such securities on the open market.

(f) ***Property and Equipment***
Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the Company's assets. Estimated useful lives for property and equipment approximate those used for federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds its fair value. Fixed assets held for sale are separately presented in the statements of financial condition and reported at the lower of carrying amount or fair value, less disposal costs. As of December 31, 2013 and 2012, there were no

circumstances that indicated the need to adjust the carrying value of any property or equipment, nor did the Company have any fixed assets held for sale.

(g) ***Repurchase and Resale Agreements***

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2013 and 2012.

(h) ***Income Taxes***

The results of operations for the Company are included in the consolidated federal income tax return of Westech. The Company is allocated its share of Westech's federal income tax expense or benefit in accordance with an intercompany tax allocation policy based on the separate return method. Any resulting provision or benefit for income taxes is recorded as a payable to or receivable from Westech. Separate state tax returns are filed for the Company except for Texas franchise tax, and New York state and city corporation taxes are filed on a consolidated basis by Westech with any provision or benefit allocated to the Company recorded as a payable or receivable from Westech.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of enactment for such tax rate changes.

Authoritative guidance issued by the Financial Accounting Standards Board ("FASB") clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides standards on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with the guidance is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority in possession of full knowledge of all information relevant to the examination. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement.

(i) ***Estimates***
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of securities owned and securities sold. Actual results could differ from those estimates.

(j) ***Financial Instruments Credit Risk***
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivable from clearing organization, securities owned and securities sold, not yet purchased, and advances to and notes from employees. At various times during the year, the Company had cash and cash equivalents balances in excess of these limits. Cash and cash equivalents are held by high credit quality financial institutions and $426,042 exceeded the FDIC insured limits as of December 31, 2013. At December 31, 2013, $2,052,610, or 40% of the Company's total assets, were receivable from its clearing organization. Securities owned and sold, not yet purchased are reported at fair value (see Note 6).

(k) ***Stock-Based Compensation***
Certain of the Company's employees may, at times, receive equity instruments of Westech as compensation. The Company calculates the expense associated with equity compensation using the Black-Scholes model and amortizes the expense on a straight-line basis over the requisite service period of individual equity instrument awards.

(l) ***Recent Accounting Pronouncements***
Recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC are not believed by the Company's management to have a material impact on the Company's financial statements.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2013, the Company's minimum net capital requirement was $250,000, with actual net capital of $1,219,826 and a ratio of aggregate indebtedness to net capital of 1.32 to 1. At December 31, 2012, the Company's minimum net capital requirement was $250,000, with actual net capital of $1,051,643 and a ratio of aggregate indebtedness to net capital of 1.92 to 1.

(4) Transactions with Clearing Organization

The Company's agreement with its clearing organization provides for clearing charges at a fixed rate per ticket traded. The agreement also requires the Company to maintain a minimum deposit of $1,000,000 on account with its clearing organization. This minimum deposit may be increased in future at the clearing organization's discretion based on the Company's trading activity levels. The Company does not anticipate that an increase in its minimum deposit requirement would be detrimental to its financial condition or ability to conduct trading operations.

At December 31, 2013 and 2012, the Company's net receivable from its clearing organization consisted of the following:

	2013	2012
Cash	$ 1,977,153	$ 1,941,224
Commissions receivable and other income	95,080	211,048
Clearing and other trading fees payable	(19,623)	(42,476)
	$ 2,052,610	$ 2,109,796

(5) Receivables from Employees

Under certain conditions, the Company issues loans to employees at the commencement of their employment with the Company. These loans bear an annual interest rate of between 0% and 7%, and are scheduled to be repaid through bonuses that will be payable to the employees in future periods if they remain in the Company's employ. In the event of termination of any of these employees, any unpaid loan balances outstanding become due immediately. During the year ended December 31, 2013, the Company terminated several employees forgiving approximately $417,000 in loan balances, which was recognized as commissions, employee compensation and benefits expense in the statement of operations. At December 31, 2013 and 2012, the principal balance due the Company on employee loans was $0 and $457,330, respectively.

On occasion, the Company makes zero interest unsecured advances to employees in months when their commission payout does not meet a predetermined amount and for other reasons deemed hardships by the Company. These advances are scheduled to be repaid through reductions of future commissions or bonuses, or through regular salary withholdings. At December 31, 2013 and 2012, the balance of advances due the Company was $0 and $77,400, respectively.

In 2010, the Company issued several zero interest rate notes totaling $95,199 to employees with 401(k) loans outstanding at the time the Company discontinued its 401(k) Plan. The loans may be repaid through salary, bonuses and future commissions. At December 31, 2013 and 2012, the balance on these notes due the Company was $0 and $5,092, respectively.

(6) Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

At December 31, 2013 and 2012, securities owned and sold, not yet purchased consisted of the following:

	2013		2012	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State/municipal obligations	$ 48,515	$ -	$ -	$ -
Corporate bonds and notes	16,000	-	349,970	171,783
Equity/warrant securities	40,903	2,810	223,532	7,816
	$ 105,418	$ 2,810	$ 573,502	$ 179,599

Securities owned represents $105,418, or 2% of total assets, at December 31, 2013, with no investment in any one security comprising more than 5% of total assets. Securities owned represents $573,502, or 11% of total assets, at December 31, 2012, with no investment in any one security comprising more than 5% of total assets. For the years ended December 31, 2013 and 2012, the Company recognized unrealized gains of $86,883 and $87,549, respectively, associated with securities owned and securities sold, not yet purchased.

The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's securities held at December 31, 2013 that were measured at fair value were as follows:

Securities Owned	**Level 1**	**Level 2**	**Level 3**	**Total**
State/municipal obligations	$ -	$ 48,515	$ -	$ 48,515
Corporate bonds and notes	-	16,000	-	16,000
Equity/warrant securities	40,903	-	-	40,903
Total	$ 40,903	$ 64,515	$ -	$ 105,418

Securities Sold, Not Yet Purchased	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity/warrant securities	$ 2,810	$ -	$ -	$ 2,810
Total	$ 2,810	$ -	$ -	$ 2,810

The Company's securities held at December 31, 2012 that were measured at fair value were as follows:

Securities Owned	**Level 1**	**Level 2**	**Level 3**	**Total**
State/municipal obligations	$ -	$ 349,970	$ -	$ 349,970
Equity/warrant securities	223,532	-	-	223,532
Total	$ 223,532	$ 349,970	$ -	$ 573,502

Securities Sold, Not Yet Purchased	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate bonds and notes	$ -	$ 171,783	$ -	$ 171,783
Equity/warrant securities	7,816	-	-	7,816
Total	$ 7,816	$ 171,783	$ -	$ 179,599

(7) Property and Equipment, Net

At December 31, 2013 and 2012, property and equipment consisted of the following:

	2013	2012
Property and equipment	$ 901,729	$ 901,729
Leasehold improvements	1,651	1,651
	903,380	903,380
Accumulated depreciation	(749,884)	(715,448)
	$ 153,496	$ 187,932

Depreciation expense for the years ended December 31, 2013 and 2012 was $34,436 and $53,524, respectively, and is included in other expenses in the accompanying statements of operations.

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition. At December 31, 2013 and 2012, the Company accrued for commissions payable totaling $394,197 and $589,684, respectively.

The Company pays bonuses to its employees and officers at interim periods and year-end. Management of the Company reviews both contractual and discretionary bonus amounts. Accrued bonuses totaled $576,575 and $265,888 at December 31, 2013 and 2012, respectively.

(9) Income Taxes

Income tax expense for the years ended December 31, 2013 and 2012 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense as a result of the following:

	2013	2012
Computed "expected" expense (benefit)	$ 220,521	$ (988,326)
Meals and entertainment	29,022	87,986
State and city income tax, net of federal benefit	1,046	657
Incentive stock option expense	9,550	39,622
Tax-exempt interest	(2,018)	(1,159)
Non-deductible FINRA assessments	184	65,565
Charitable contributions	15,232	373,295
Other	539	12,519
Net (decrease) increase in valuation allowance	(272,491)	411,967
Income tax expense	$ 1,585	$ 2,126

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred tax assets:		
Non-qualified stock option expense	$ 687,892	$ 684,081
Charitable contribution carryforwards	225,319	226,852
Net operating loss carryforwards	1,630,107	1,910,196
Unrealized loss on securities held for investment	19,783	19,702
Other	(47,641)	(55,887)
Total gross deferred tax asset	2,515,460	2,784,944
Deferred tax liabilities:		
Non-qualified stock option income	730,988	727,981
Total gross deferred tax liability	730,988	727,981
Valuation allowance	1,784,472	2,056,963
Net deferred tax asset	$ -	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the lack of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these future deductible differences. As such, the Company recorded a 100% valuation allowance on its net deferred tax assets at December 31, 2013 and 2012.

At December 31, 2013, the Company had net operating loss carryforwards of $4,794,432 which begin to expire in 2027 if not utilized. The tax years that remain subject to examination by jurisdiction are all years after 2010 for Federal, Missouri and New York returns, and those years after 2009 for California and Texas returns. Management has reviewed all open tax years and has concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax provisions taken or expected to be taken on a tax return.

(10) Concentration and Off Statement of Financial Condition Risks

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all the Company's customer accounts and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause addresses instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company

will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2013, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company had $2,158,028, or approximately 42%, of its total assets, in securities owned, at fair value, and receivable due from its clearing organization, net, as of December 31, 2013.

The Company enters into transactions in various financial instruments for its own benefit on either a cash or margin basis. For margin transactions, the Company is extended credit by its clearing organization, subject to various regulatory and internal margin requirements, collateralized by cash and securities owned by the Company. Such transactions may expose the Company to significant risks in the event margin requirements are not sufficient to fully cover any losses incurred. If the Company is not able to satisfy its obligations under its margin agreement with its clearing organization, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill those obligations.

(11) Lease Commitments

The Company leases its office facilities and certain office equipment under operating leases. Future minimum payments due under operating leases that have a remaining term in excess of one year as of December 31, 2013 are as follows:

2014	$ 928,168
2015	596,248
2016	371,392
2017	12,032
2018	-
Thereafter	-
	$ 1,907,840

Rent expense totaled $982,214 and $957,101 for the years ended December 31, 2013 and 2012, of which $342,000 in each year was paid to a related party (see Note 12). Rent expense is included in communications and occupancy in the accompanying statements of operations.

(12) Related Party Transactions

The Company rents its Austin office facilities from TI Building Partnership, LTD., a wholly owned subsidiary of Westech. Rent expense under this lease was $342,000 for each of the years ended December 31, 2013 and 2012. The lease terminates in February 2015.

On occasion, the Company makes advances or extends loans to certain employees for a variety of reasons (see Note 5). At December 31, 2013 and 2012, certain employees owed the Company a total of $0 and $534,730, respectively, on outstanding loans and advances.

At December 31, 2013 and 2012, Westech owed the Company $1,867,852 and $453,316, respectively, related to payments made by the Company on Westech's behalf to support legal and advisory expenses.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. Some officers of the Company, one of which is a significant owner, routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms-length transactions. The significant owner of the Company also makes many of the proprietary trading decisions for the Company, including securities transactions between that individual and the Company.

(13) Commitments and Contingencies

Due to the pendency of the Action, arbitrations and litigation matters discussed below, it is at least reasonably possible that the effect on the financial statements of significant estimates involving these contingencies will change within one year of the date of these financial statements upon settlement of these matters, and the effect of that change could be material to the financial statements.

Arbitrations

In July 2006, the Company sold $6 million face value of bonds to a buyer ("Buyer") who claimed the bonds should have been delivered with conversion rights to a certain company's equity shares. The Company never received the equity shares from the seller of the bonds ("Seller"), and therefore could not transfer them to the Buyer. The Buyer demanded that the Company furnish those equity shares. In May 2011, the Buyer filed FINRA arbitration against the Company. The Company filed a third-party claim against the Seller, and a counterclaim against the Buyer for the Company's overpayment of other securities to the Buyer. During the year ended December 31, 2012, the Company reached settlements with the Buyer and Seller and made net payments of $240,000, which is included in professional fees expense in the accompanying statement of operations.

In December 2012, a former employee of the Company filed FINRA arbitration against the Company alleging breach of his employment contract and various other employment law violations and requested remuneration and damages in the amount of $3,750,000. Management does not believe this matter presents significant exposure to the Company, and the Company filed a counterclaim against this individual in February 2013. The arbitration hearings are set to begin in June 2014. No provision has been accrued in the financial statements at December 31, 2013, as management is unable to estimate the amount or range of possible loss that might result from an adverse judgment or a settlement of this matter.

In January 2013, the Company initiated FINRA arbitration against three former employees and a third party entity. The Company is asserting claims for breach of fiduciary duty and unfair competition against the former employees and against the third party for aiding and abetting breach of fiduciary duty. The Company is requesting monetary damages of $3,300,000 and unspecified punitive damages, and has been served with a counter-claim from one party of $22,000 for damages and attorney's fees. No provision has been accrued in the financial statements at December 31, 2013, as management is unable to estimate the amount or range of possible loss that might result from an adverse judgment or a settlement of this matter.

In March 2013, a former employee initiated FINRA arbitration against the Company alleging wrongful termination and requesting unspecified damages. No provision has been accrued in the financial statements at December 31, 2013, as management is unable to estimate the amount or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Litigation
During the year ended December 31, 2012, the Company settled a lawsuit with a customer who alleged breach of fiduciary duty, fraud and violations of the Texas Securities Act for $52,500. This amount is included in professional fees expense in the accompanying statement of operations.

In August 2013, as discussed in Note 1, the Plaintiff initiated the Action in the Court against the Defendants. The Action contests the August 2013 election of Westech's board of directors, alleging a violation of the voting rights as defined by the terms of Westech's preferred stock. The Defendants believe the Defendants have been properly elected while the Plaintiff asserts that the members of Westech's board of directors should be composed of himself and others at his designation. The trial was conducted in January 2014, and a ruling is pending. No provision has been accrued in the financial statements at December 31, 2013, as management is unable to estimate the amount or range of possible loss that might result from an adverse judgment or a settlement of this matter. There may be changes in accrued compensation depending upon the ultimate outcome of the Action as a result of differences between the Plaintiff and the Defendants in the amounts that should be authorized.

Regulatory Actions
In August 2012, the Company was fined $100,000 for violations of a FINRA regulation related to analyst certification related to lack of disclosure on debt research reports. These findings were the result of the Company's 2011 routine FINRA examination. In November 2012, the Company was fined $91,000 for trading and market making violations related to findings resulting from examinations conducted by FINRA during 2010 and 2011. In November 2013, the Company was fined $73,000 for violating NASD and FINRA Conduct Rules and certain federal securities regulations in connection with the Company's execution of corporate bond trades. At December 31, 2013 and 2012, unpaid fines, including interest, of $165,182 and $139,421 were included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial position, respectively.

The Company is involved in several other pending FINRA and SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at December 31, 2013, as management is unable to estimate the amount or range of possible loss that might result from adverse settlement of these matters.

SCHEDULE I
TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Westech Capital Corp.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Net capital:	
Total shareholders' equity	$ 3,474,606
Less:	
Nonallowable assets:	
Property and equipment, net	153,496
Receivable from parent	1,867,852
Securities and other investments not readily marketable	4,261
Other assets	212,279
	2,237,888
Net capital before haircuts on securities	1,236,718
Haircuts on securities, including undue concentration	16,892
Net capital	$ 1,219,826
Aggregate indebtedness:	
Total liabilities	$ 1,609,084
Less:	
Securities sold, not yet purchased	2,810
Aggregate indebtedness	$ 1,606,274
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital in excess of minimum requirement	$ 969,826
Ratio of aggregate indebtedness to net capital	1.32 to 1

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Tejas Securities Group, Inc. on the original unaudited filing of Part IIA of the FOCUS report for the period ended December 31, 2013. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Tejas Securities Group, Inc. (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2014


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES REGARDING FORM SIPC-7

To the Board of Directors of
Tejas Securities Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Tejas Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Tejas Securities Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Tejas Securities Group, Inc.'s management is responsible for Tejas Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2014

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047433 FINRA DEC
TEJAS SECURITIES GROUP INC 18*18
ATTN: ACCOUNTS PAYABLE
8226 BEECAVES RD
AUSTIN TX 78746-4909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 51,156.64

B. Less payment made with SIPC-6 filed (exclude interest) (51,153.10)
8-2-13 - $30,591.71 1-28-14 $20,561.39
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3.54

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3.54

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tejas Securities Group Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 21 day of February, 20 14.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-13 and ending 12-31-13

Item No. | Eliminate cents

Item No.		Eliminate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,130,979.59
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(668,324.17)
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 20,462,655.42
2e.	General Assessment @ .0025	$ 51,156.64
		(to page 1, line 2.A.)